                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2003


                            AETERNA LABORATORIES INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F               Form 40-F  X
                         -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                         Yes              No  X
                            -----           -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__
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                                 DOCUMENTS INDEX


Documents Description
---------------------

1. Press Release of March 26, 2003: AEterna signs an agreement with LG Life Sciences for marketing NeovastatTM in Korea
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                                 [LOGO OMITTED]

                                                                  PRESS RELEASE
                                                          FOR IMMEDIATE RELEASE


                AETERNA SIGNS AN AGREEMENT WITH LG LIFE SCIENCES
                      FOR MARKETING NEOVASTAT(TM) IN KOREA


*ALL AMOUNTS ARE IN CANADIAN DOLLARS

QUEBEC CITY, CANADA, MARCH 26, 2003 - AEterna Laboratories Inc. (TSX: AEL;
NASDAQ: AELA) today announced it has signed an agreement with Korean based LG Life Sciences Ltd. (KSE: 68870.KS), an affiliate of the LG Group for marketing Neovastat in Korea. The agreement provides AEterna with upfront and milestone payments, as well as a return on manufacturing and sales of Neovastat. Together with earlier agreements with Medac GmbH of Germany, Grupo Ferrer Internacional of Spain and Mayne Pharma of Australia, the partnership with LG Life Sciences Ltd. extends AEterna's coverage for Neovastat to nearly 50% of the oncology world market and allows the Company to surpass the $50 million mark in milestone payments.

"This new agreement marks our entry into the Asian market and secures the distribution of Neovastat in eight of the top ten markets in the world," declared Gilles Gagnon, AEterna's President and Chief Executive Officer. "We are delighted to have signed with LG Life Sciences Ltd., an affiliate of the giant LG, which is well positioned to become a leader in oncology in its domestic market."

"We are excited to add to our portfolio, Neovastat, which has reached the final stage of development. We feel it has high market potential and could lead to the opening of a new class of drugs for the treatment of certain forms of cancer," stated Dr. Heung-Joon Yang, President and Chief Executive Officer of LG Life Sciences Ltd.

ABOUT LG LIFE SCIENCES LTD.

LG Life Sciences, which is publicly traded, is a newly established affiliate of Korean conglomerate LG, that develops, manufactures, and sells proprietary prescription drugs on a global basis in the pharmaceuticals, pharmaceutical intermediates, animal health and agrochemical sectors. The Company currently has one product awaiting FDA approval in anti-infectives and three other major development products undergoing clinical trials. LG Life Sciences has 940 employees.

News releases and additional information about LG Life Sciences are available on its Web site at www.lgls.co.kr.

ABOUT AETERNA LABORATORIES INC.

AEterna is a biopharmaceutical company focused on the development of novel therapeutic treatments, mainly in oncology and endocrinology. The product pipeline includes 12 products ranging from
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preclinical stage up to marketing. AEterna has strategic worldwide partners such as, Ardana Bioscience, Baxter Healthcare S.A., German Remedies Ltd., Grupo
Ferrer Internacional, Hainan Tianwang International Pharmaceutical, Mayne
Pharma, Medac GmbH, Serono International S.A., Shionogi & Co., Ltd. and Solvay Pharmaceuticals B.V.

AEterna owns 100% of the biopharmaceutical company, Zentaris AG, based in Frankfurt, Germany.

AEterna also owns 61.8% of Atrium Biotechnologies Inc., which develops and markets nutritional supplements, as well as active ingredients and fine chemicals intended for the cosmetics, nutrition, fine chemicals and pharmaceuticals industries. Atrium markets over 500 products in 20 countries to industry leaders such as Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle.

AEterna and its entities have 270 employees in Canada and Europe.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                     - 30 -

CANADA
Media Relations:                            Investor Relations:
Paul Burroughs                              Jacques Raymond
Tel.: (418) 652-8525 ext. 406               Tel.: (418) 652-8525 ext. 360
Fax:  (418) 577-7700                        Fax:  (418) 577-7700
E-mail: paul.burroughs@aeterna.com          E-mail: jacques.raymond@aeterna.com

USA                                         EUROPE
The Investor Relations Group                Investor relations
Lisa Lindberg                               Matthias Seeber
Tel.: (212) 825-3210                        Tel.: 011 49 69 4 26 02 34 25
Fax:  (212) 825-3229                        Fax:  011 49 69 4 26 02 34 44
E-mail: TheProTeam@aol.com                  E-mail: matthias.seeber@zentaris.de

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                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       AETERNA LABORATORIES INC.


Date:  March 26, 2003                  By: /s/Claude Vadboncoeur
---------------------                     -----------------------------------
                                           Claude Vadboncoeur
                                           Vice President, Legal Affairs and
                                           Corporate Secretary